EXHIBIT (a)(5)(D)

FOR IMMEDIATE RELEASE

August 13, 2021	Nasdaq Capital Markets - GTIM

Good Times Restaurants Announces Commencement of Tender Offer

(Golden, CO) August 13, 2021 – Good Times Restaurants Inc. (GTIM) (the “Company”), operator of Bad Daddy’s Burger Bar and Good Times Burgers & Frozen Custard, today announced that it is commencing a tender offer for up to 1,413,000 shares of its common stock at a price per share of $4.60. The closing price of the Company's common stock on Tuesday, August 10, 2021, the last full trading day before the announcement of the tender offer, was $4.50 per share. The 1,413,000 shares sought in the tender offer represent approximately 11.0% of the Company’s shares of common stock currently outstanding. Our Board of Directors believes that the tender offer is an appropriate mechanism to return capital to our shareholders while also allowing those shareholders who do not participate in the tender offer to share in a higher portion of our future potential.

The tender offer is not contingent upon any minimum number of shares being tendered. However, the tender offer is subject to a number of other terms and conditions, which are described in detail in the Offer to Purchase. Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase, the related letter of transmittal and other related materials, which will be mailed to shareholders of record concurrently with the commencement of the tender offer. Shareholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery.

The tender offer will expire at 11:59 p.m., New York City time, on September 10, 2021, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.

The tender offer is not subject to a financing condition. The Company expects to fund the share purchases in the offer from its existing cash and cash equivalents.

Alliance Advisors, LLC will serve as information agent for the tender offer. Broadridge Corporate Issuer Solutions, Inc. will serve as the depositary for the tender offer.

Neither the Company, its directors or officers, the information agent nor the depositary makes any recommendation as to whether to tender shares.

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Additional Information Regarding the Tender Offer

This communication is for informational purposes only, is not a recommendation to buy or sell the Company's common stock, and does not constitute an offer to buy or the solicitation to sell shares of the Company's common stock. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that the Company will file today with the SEC. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that the Company files with the SEC at the SEC's website at www.sec.gov, and shareholders may obtain them for free from the Company at 651 Corporate Circle, Suite 200, Golden, CO 80401, (303) 384-1400 option 8, and from the information agent for the tender offer, Alliance Advisors, LLC, at (855) 742-8271, Email: reorg@allianceadvisors.com.

About Good Times Restaurants Inc.: Good Times Restaurants Inc. owns, operates, franchises and licenses 40 Bad Daddy’s Burger Bar restaurants through its wholly owned subsidiaries. Bad Daddy’s Burger Bar is a full-service “small box” restaurant concept featuring a chef-driven menu of gourmet signature burgers, chopped salads, appetizers and sandwiches with a full bar and a focus on a selection of local and craft beers in a high-energy atmosphere that appeals to a broad consumer base. Additionally, Good Times Restaurants Inc. operates and franchises a regional quick-service drive-thru restaurant chain consisting of 32 Good Times Burgers & Frozen Custard restaurants located primarily in Colorado.

Forward-Looking Information

Certain statements and information included in this press release constitute "forward-looking statements." Such forward-looking statements include statements that look forward in time or express management’s beliefs, expectations or hopes. In particular, such statements include, without limitation, our belief regarding the benefits of the tender offer and its anticipated timing and funding. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

These risks include material changes in our stock price or in market conditions in general, as well as risks impacting our business in general, such as the disruption to our business from the novel coronavirus (COVID-19) pandemic and the impact of the pandemic on our results of operations, financial condition and prospects, which may vary depending on the duration and extent of the pandemic and the impact of federal, state and local governmental actions and customer behavior in response to the pandemic, the impact and duration of staffing constraints at our restaurants, the uncertain nature of current restaurant development plans and the ability to implement those plans and integrate new restaurants, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the Risk Factors section of Good Times’ Annual Report on Form 10-K for the fiscal year ended September 29, 2020 filed with the SEC, and other filings with the SEC. Good Times disclaims any obligation or duty to update or modify these forward-looking statements.

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Category: Financial

Good Times Restaurants Inc CONTACTS:

Ryan M. Zink, President and Chief Executive Officer (303) 384-1411

Christi Pennington (303) 384-1440